Exhibit 99.6

SHARE PURCHASE AGREEMENT

BETWEEN

THE ERIN MILLS INVESTMENT CORPORATION

AND

LORUS THERAPEUTICS INC.

MADE AS OF

JUNE 19, 2009

TABLE OF CONTENTS
SHARE PURCHASE AGREEMENT

ARTICLE 1 - INTERPRETATION		1

1.01	Definitions	1
1.02	Headings	3
1.03	Extended Meanings	3
1.04	Statutory References	3
1.05	Currency	3

ARTICLE 2 - PURCHASE AND SALE		3

2.01	Purchase of Shares and Purchased Debt	3
2.02	Purchase Price and Allocation	3
2.03	Satisfaction of Purchase Price	3
2.04	Closing	4

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		4

3.01	Vendor's Representations and Warranties	4
3.02	Purchaser's Representations and Warranties	7
3.03	Survival of Representations and Warranties of the Vendor	7
3.04	Survival of Representations and Warranties of the Purchaser	8

ARTICLE 4 - CONSENT		8

4.01	Consent of the Purchaser	8

ARTICLE 5 - INDEMNIFICATION		8

5.01	Definitions	8
5.02	Indemnification by the Vendor	9
5.03	Monetary Limit on Indemnity of Vendor	9
5.04	Indemnification by the Purchaser	9
5.05	Payments	9
5.06	Rights in Addition	9

ARTICLE 6 - GENERAL		10

6.01	Non-Reliance on Representations and Warranties	10
6.02	Further Assurances	10
6.03	Time of the Essence	10
6.04	Benefit of the Agreement	10
6.05	Entire Agreement	10
6.06	Amendments and Waiver	10
6.07	Notices	11
6.08	Governing Law	11
6.09	Counterparts	11
6.10	Facsimiles	12
6.11	No Third Party Beneficiaries	12

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of June 19, 2009;

BETWEEN:

LORUS THERAPEUTICS INC., a corporation incorporated

under the laws of Canada (the "Vendor"),

- and -

THE ERIN MILLS INVESTMENT CORPORATION, a corporation incorporated under the laws of the Province of

Ontario (the "Purchaser").

WHEREAS the Vendor is the registered and beneficial owner of the Shares, subject to a charge in favour of the Purchaser;

AND WHEREAS the Purchaser and the Vendor have entered into a settlement agreement (the "Settlement Agreement") dated the date hereof, pursuant to which the Vendor has agreed to sell and the Purchaser has agreed to purchase the Shares upon and subject to the terms and conditions hereinafter set forth;

AND WHEREAS the Corporation is, as of the date hereof, indebted to the Vendor in the principal amount of $2,500 (the "Purchased Debt") and the Vendor also wishes to assign, transfer and sell the Purchased Debt to the Purchaser and the Purchaser wishes to purchase the Purchased Debt from the Vendor upon and subject to the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this share purchase agreement, including its recitals and schedules, as amended from time to time and all amendments made hereto by written agreement between the Vendor and the Purchaser.

"Applicable Law" means

(i)	any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a governmental authority having the force of law.

"Books and Records" means all books, records, books of account, reports and market and product research and development information of the Corporation all other documents, files, records, correspondence, and other data and information, financial or otherwise, relating to the Corporation, including all data and information stored electronically or on computer related media.

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

"Charges" means all liens, charges, encumbrances and/or rights of others.

"Closing Date" means June 19, 2009 or such other date as may be agreed to in writing between the Vendor and the Purchaser.

"Corporation" means Pharma Immune Inc., a corporation incorporated under the laws of the State of Delaware.

"Generally Accepted Accounting Principles" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles.

"Person" shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, the Crown, any governmental authority or any other entity recognized by law.

"Purchase Price" has the meaning set forth in Section 2.02.

"Shares" means all of the issued and outstanding common shares of the Corporation. "Tax Act" means the Income Tax Act (Canada).

"Taxes" means all taxes, including all income, sales, goods and services, capital, capital gains, transfer, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, custom duties, fees, assessments or similar charges in the nature of a tax including federal and state pension plan contributions, unemployment insurance payments and workers compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties, imposed by any governmental authority (including federal, provincial, municipal and foreign governmental authorities), and whether disputed or not.

"Time of Closing" means 1:00 p.m. (Toronto Time) on the Closing Date.

"US Tax Act" means the Internal Revenue Code of the United States of America.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof', "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities. The term "including" means "including without limiting the generality of the foregoing".

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Currency

All references to currency herein are to lawful money of Canada.

ARTICLE 2 - PURCHASE AND SALE

2.01	Purchase of Shares and Purchased Debt

Upon and subject to the terms and conditions hereof, the Vendor will sell the Shares and the Purchased Debt to the Purchaser and the Purchaser will purchase the Shares and the Purchased Debt from the Vendor, as of the Time of Closing on the Closing Date.

2.02	Purchase Price and Allocation

[REDACTED]. The purchase price has been redacted.

2.03	Satisfaction of Purchase Price

The Purchase Price will be satisfied in full by the partial discharge (on a dollar for dollar basis) of the liabilities in respect of the Debentures (as that term is defined in the Settlement Agreement).

2.04	Closing

The sale and purchase of the Shares shall be completed at the Time of Closing at the offices of TEMIC's counsel.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01	Vendor's Representations and Warranties

The Vendor hereby makes to the Purchaser the following representations and warranties and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	The Corporation is a corporation duly incorporated, organized and subsisting under the laws of the State of Delaware with the corporate power to own its assets and to carry on its business.

(b)	The Vendor has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Vendor hereunder.

(c)
The authorized capital of the Corporation consists only of common shares, of which only the Shares have been duly and validly allotted and issued to the Vendor. All of the Shares are outstanding as fully paid and non-assessable and are registered in the names of and beneficially owned by the Vendor.

(d)
No Person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option (including rights under convertible securities, warrants or convertible obligations of any nature, rights of exchange, plans or other agreement of any character):

(i)	for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of the Corporation or of any other securities of the Corporation; or

(ii)	to purchase or otherwise acquire from the Vendor all or any part of the Shares or any interest therein or part thereof.

(e)
The Vendor is the beneficial owner of record of the Shares with good and marketable title thereto free and clear of all Charges of any Person of every nature, kind and description whatsoever, save and except for the general security interest granted to the Purchaser pursuant to the Debentures (as defined in the Settlement Agreement). The Vendor has the exclusive right and full power and authority to sell, transfer and deliver good and marketable title to such shares to the Purchaser as herein contemplated, subject only to the Charge set out in the Debentures.

(f)
This Agreement has been duly and validly executed and delivered by the Vendor and constitutes, and the documents and instruments to be delivered by the Vendor pursuant hereto at the Closing when executed and delivered will constitute valid and legally binding obligations of the Vendor, enforceable against the Vendor in accordance with their respective terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(g)
The corporate records and minute books of the Corporation are complete and accurate in all material respects and contain complete and accurate copies of all articles of incorporation and articles of amendment pertaining to the Corporation and no applications or filings which would alter in any way the constating documents or corporate status of the Corporation are presently outstanding. All minutes of meetings recorded in the said minute books are complete and accurate in all material respects and all such meetings were duly called, convened and held. The register of shareholders, registers of transfers and the register of directors of the Corporation are complete and accurate in all material respects.

(h)
The books of account, ledgers and other financial records of the Corporation have been maintained in accordance with good business practices, are complete and accurate in all material respects and fairly set out and disclose, in all material respects, in accordance with good bookkeeping and proper accounting practices and, where applicable, in accordance with Generally Accepted Accounting Principles, the financial position of the Corporation as at May 31, 2008 and there are no material matters or transactions of the Corporation in respect of which, complete and appropriate entries have not been made or recorded in such books, ledgers and records. No financial information, records or systems pertaining to the operation or administration of the Corporation or its business are in the possession of, recorded, stored, maintained by or otherwise dependent on any other Person.

(i)
Except for the Tax return for the fiscal year ended May 31, 2009, the Corporation has filed all federal, state, local and other Tax returns and reports required to be filed by it and has paid all Taxes interest and penalties (if any) shown to be due by such returns or reports. The information contained in such returns and reports was true and correct and properly and accurately reflected all Taxes, interest and penalties (if any) due and payable with respect to the periods covered thereby.

(j)
There are no audits, assessments, reassessments, actions, suits, proceedings, investigations or claims pending or, to the best of the knowledge, information and belief of the Vendor, threatened against the Corporation with respect to Taxes or any matter under discussion with any governmental authority relating to Taxes asserted by any such authority. The Corporation has not given or been requested to give waivers of any statute of limitation relating to the payment of any Taxes or relating to the statutory period within which an assessment, reassessment, or other proceeding in respect of prior fiscal periods may be issued by any appropriate authority and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any report or return by or the payment of any Tax of the Corporation.

(k)
The Corporation has withheld from each payment made, or deemed under the US Tax Act to have been made, by it or credited or deemed to have been credited by it, to any Person the amount of all Taxes and all other deductions required to be withheld therefrom and has paid the same to the proper taxing or other authority within the time required under all applicable legislation and regulations.

(l)	The Corporation has not, since the date of its incorporation, carried on business in any jurisdiction.

(m)
The only transactions to which the Corporation has ever been a party related to: (i) the subscription for units in Zor Pharmaceuticals, LLC ("Zor LLC"); and (ii) a loan from the Vendor pursuant to which it received a principal amount of $2,500.00. All the obligations and liabilities of the Corporation arising out of transaction (i) have been fully performed.

(n)
As of the date hereof, the only asset of the Corporation is the shares in Zor LLC which are beneficially owned by the Corporation and, to the knowledge of Lorus as of December 15, 2008, comprise not less than nineteen (19%) percent of all of the issued and outstanding shares of Zor LLC.

(o)
The Corporation has never had and does not currently have any employees, nor is the Corporation a party to or otherwise bound by any consulting agreements, service agreements, management agreements or employment contracts.

(p)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of the Vendor or of the Corporation;

(ii)	any agreement or other instrument to which the Vendor or the Corporation is a party or by which the Vendor or the Corporation is bound; or

(iii)	any Applicable Law in respect of which the Vendor or the Corporation must comply.

(q)	The Vendor is not a non-resident person within the meaning of section 116 of the Tax Act.

(r)
No suit, action or other legal proceedings of any nature, kind or description whatsoever are pending or, to the knowledge of the Vendor are threatened which would restrain or otherwise prevent, in any manner, the Vendor from effectually and legally transferring good and marketable title to the Shares to the Purchaser hereunder.

(s)	No Person is indebted to the Corporation and the Corporation is not indebted to any Person with the exception of $2,500.00 which it owes to the Vendor as repayment of the principal amount of a loan.

3.02	Purchaser's Representations and Warranties

The Purchaser hereby makes to the Vendor the following representations and warranties and acknowledges that the Vendor is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Purchaser hereunder.

(c)
This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes, and the documents and instruments to be delivered by the Purchaser pursuant hereto at the Closing when executed and delivered will constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of the

Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law in respect of which the Purchaser must comply.

(e)	The Purchaser represents and warrants that it is an "accredited investor" within the meaning of National Instrument 45-106-Prospectus and Registration Exemptions.

3.03	Survival of Representations and Warranties of the Vendor

The representations and warranties set forth in subsections 3.01 (a), (b), (c), (d) and (e) shall survive Closing and shall continue in effect without limitation. The representations and warranties set forth in subsections 3.01(i), (j), and (k) shall survive Closing and shall continue in effect until the first date on which no assessment, reassessment or other document assessing liability for tax claimed or penalties may be issued to the Corporation in respect of any taxation year end or period ended prior to the date hereof pursuant to the US Tax Act or the Tax Act, as the case may be, or any other applicable tax legislation. All other representations and warranties made by the Vendor hereunder shall survive the closing of the purchase transaction hereunder and shall continue in effect for a period of twenty four (24) months from Closing; after which time, if no notice of claim shall, prior to the expiry of the aforesaid period, have been made hereunder against the Purchaser with respect to any incorrectness in or breach of any representation or warranty made by the Purchaser, the Purchaser shall have no further liability hereunder with respect to such representation or warranty.

3.04	Survival of Representations and Warranties of the Purchaser

The representations and warranties set forth in subsections 3.02 (a), (b), and (c) shall survive Closing and shall continue in effect without limitation. All other representations and warranties made by the Purchaser hereunder shall survive the closing of the purchase transaction hereunder and shall continue in effect for a period of twenty four (24) months from Closing; after which time, if no notice of claim shall, prior to the expiry of the aforesaid period, have been made hereunder against the Purchaser with respect to any incorrectness in or breach of any representation or warranty made by the Purchaser, the Purchaser shall have no further liability hereunder with respect to such representation or warranty.

ARTICLE 4 - CONSENT

4.01	Consent of the Purchaser

The Purchaser in its capacity as secured party pursuant to the Debentures consents to the transfer of Shares to itself in its capacity as Purchaser, pursuant to the terms of this Agreement, and in its capacity as secured party releases its security interest in such transferred Shares in order to permit such disposition of Shares to itself to be made free of any liens.

ARTICLE 5 - INDEMNIFICATION

5.01	Definitions

As used in this Article 5:

(a)
"Claim" means any demand, action, suit, proceeding, claim, assessment, judgement or settlement or compromise relating thereto which may give rise to a right to indemnification under Sections 5.02 or 5.04;

(b)	"Indemnifier" means any party obligated to provide indemnification under this Agreement;

(c)	"Indemnified party" means any Person entitled to indemnification under this Agreement; and

(d)
"Loss" means any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgement, settlement or compromise relating thereto and all interest, punitive damages, fines and penalties and reasonable legal fees and expenses incurred in connection therewith, including loss of profits and consequential damages.

5.02	Indemnification by the Vendor

The Vendor shall indemnify, defend and save harmless the Purchaser and the successors and assigns of the Purchaser from and against any and all Loss suffered or incurred by the Purchaser and/or its successors and assigns as a direct or indirect result of, or arising in connection with or related in any manner whatever to:

(a)	any misrepresentation or breach of warranty made or given by the Vendor in this Agreement or in any document delivered pursuant to this Agreement; or

(b)	any failure by the Vendor to observe or perform any obligation contained in this Agreement or in any document delivered pursuant to this Agreement to be observed or performed by the Vendor.

5.03	Monetary Limit on Indemnity of Vendor

Notwithstanding Section 5.02, and notwithstanding any statutory or regulatory provision, principle of law or rule of equity to the contrary, no Loss may be recovered from the Vendor pursuant to Section 5.02 in excess of the Purchase Price.

5.04	Indemnification by the Purchaser

The Purchaser shall indemnify, defend and save harmless the Vendor from and against any and all Loss suffered or incurred by the Vendor as a direct or indirect result of, or arising in connection with or related in any manner whatsoever to:

(a)	any misrepresentation or breach of any warranty made or given by the Purchaser in this Agreement or in any document delivered pursuant to this Agreement; or

(b)
any failure by the Purchaser to observe or perform any obligation contained in this Agreement, in any document delivered pursuant to this Agreement or in any document delivered pursuant to any of them to be observed or performed by it.

5.05	Payments

Subject to Section 5.03, each Indemnifier shall pay the amount of any Losses set forth in any Claim within 30 Business Days of receiving notice of a Claim.

5.06	Rights in Addition

The rights of indemnity set forth in this Article 5 are in addition and supplemental to any other rights, actions, claims or causes of action which may arise in respect of this Agreement, in any document delivered pursuant to this Agreement and the transactions contemplated hereby.

ARTICLE 6 - GENERAL

6.01	Non-Reliance on Representations and Warranties

No investigations made by or on behalf of a party at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other party hereunder, which representations and warranties shall be deemed to have been relied on by the party in whose favour they were made. No waiver by any party of any term or condition hereof, in whole or in part, shall operate as a waiver of any other term or condition for the benefit of that party.

6.02	Further Assurances

Each of the Vendor and the Purchaser shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.03	Time of the Essence

Time shall be of the essence of this Agreement.

6.04	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

6.05	Entire Agreement

Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

6.06	Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

6.07	Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery, by registered mail or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:         416-798-2200
Email: ewilliams@lorusthera.com

Attention:            Director of Finance

To the Purchaser:

7501 Keele Street
Suite 500
Concord, Ontario L4K 1 Y2

Fax No.:           (416) 736-8373
Email:           gcquinn@rogers.com

Attention:             Gerry C. Quinn

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fourth Business Day following the deposit thereof in the mail and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such demand, notice or other communication shall not be mailed but shall be given by personal delivery or by electronic communication.

6.08	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.09	Counterparts

This Agreement may be executed in any number of counterparts provided each party executes a counterpart and all of these counterparts taken together shall for all purposes constitute one agreement, binding on the parties notwithstanding that all parties are not signatory to the same counterpart. Counterparts may be executed either in original or faxed form and the parties adopt any signatures received by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other party an original of the signed copy of this Agreement which was so faxed.

6.10	Facsimiles

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

6.11	No Third Party Beneficiaries

The terms and provisions of this Agreement are intended solely for the benefit respectively of the parties and the parties acknowledge and agree that this Agreement does not confer third party beneficiary rights upon any other Person(s).

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